July 16, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

Washington, DC 20549

Re: Ocean Capital Acquisition Corp

Amendment No.3 to Registration Statement on Form S-1

Filed August 10, 2023

File No. 333-265724

Request for Withdrawal of Registration Statement On Form S-1

Dear Sir or Madam:

Ocean Capital Acquisition Corp (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”) that the Company’s Registration Statement on Form S-1 (File No. 333-265724), initially filed with the Securities and Exchange Commission (“SEC”) on June 21, 2022, as amended, together with all exhibits thereto (“Registration Statement”), be withdrawn effective immediately.

The Company is seeking withdrawal of the Registration Statement as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time. The Company represents that the Company has not effected any sales of the Company’s securities under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

It is the Company’s understanding that this request will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this request will not be granted.

Please contact Huan Lou, Esq. (hlou@srfc.law or (646) 810-2187) or David Manno, Esq. (dmanno@srfc.law or (212) 981-6772) of Sichenzia Ross Ference Carmel LLP with any questions.

Sincerely,

Ocean Capital Acquisition Corp

By:	/s/ Hin Wing (Simon) Wong
Name:	Hin Wing (Simon) Wong
Title:	Chief Executive Officer